EXHIBIT (4)(ii)

DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

General

As of December 31, 2019, Peoples Bancorp of North Carolina, Inc. (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common stock, no par value per share.

Securities

The authorized capital stock of the Company currently consists of 20,000,000 shares of common stock, no par value per share (the “Common Stock”), and 5,000,000 shares of preferred stock, no par value per share. The outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid, and non-assessable.

Common Stock

As of February 29, 2020, 5,914,304 shares of common stock were issued and outstanding. The Company’s Common Stock is listed on The NASDAQ Global Market under the symbol “PEBK.”

Voting Rights

Each holder of Common Stock is entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Shareholders are not entitled to cumulate their votes for the election of directors. Directors are elected by a plurality of the votes cast. Each director is elected to a term ending as of the next succeeding annual meeting or until his or her earlier death, resignation, retirement, removal or disqualification.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in all the Company’s assets remaining after payment of liabilities, including but not limited to the Company’s outstanding subordinate debentures, and the liquidation preference of any then outstanding preferred shares. Because the Company is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of the subsidiary’s creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

Dividends

Holders of the Company’s Common Stock are entitled to receive ratably such dividends as may be declared by the Company’s Board of Directors out of legally available funds. The ability of the Board of Directors to declare and pay dividends on Common Stock is subject to the terms of applicable North Carolina law and banking regulations. The Company’s principal source of income is dividends that are declared and paid by the Peoples Bank on its capital stock. Therefore, the ability of the Company to pay dividends is dependent upon the receipt of dividends from Peoples Bank. North Carolina commercial banks, such as Peoples Bank, are subject to legal limitations on the amounts of dividends they are permitted to pay. Peoples Bank may pay dividends from undivided profits, which are determined by deducting and charging certain items against actual profits, including any contributions to surplus required by North Carolina law. Also, an insured depository institution, such as Peoples Bank, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized,” as such term is defined in the applicable law and regulations. Also, the Company may not pay dividends on its capital stock if it is in default or has elected to defer payments of interest under its junior subordinated debentures. The declaration and payment of future dividends to holders of its Common Stock will also depend upon the Company’s earnings and financial condition, the capital requirements of its subsidiaries, regulatory conditions and other factors as the Board of Directors may deem relevant.

Anti-Takeover Provisions

Board of Directors. The Company’s Articles of Incorporation and Bylaws provide that the number of directors shall not be less than five or more than 15. The number of directors currently is ten, but such number may be changed by resolution of the Company’s Board of Directors. These provisions have the effect of enabling the Company’s Board of Directors to elect directors friendly to management in the event of a non-negotiated take-over attempt and may make it more difficult for a person seeking to acquire control of the Company to gain majority representation on the Company’s Board of Directors in a relatively short period of time. Pursuant to North Carolina law and the Company’s Bylaws, directors are elected by a plurality vote in contested and uncontested elections.

Cumulative Voting. The Company’s Articles of Incorporation do not provide for cumulative voting for any purpose. Cumulative voting in election of directors entitles a shareholder to cast a total number of votes equal to the number of directors to be elected multiplied by the number of his or her shares and to distribute that number of votes among such number of nominees as the shareholder chooses. The absence of cumulative voting for directors limits the ability of a minority shareholder to elect directors. Because the holder of less than a majority of the shares of the Company’s Common Stock cannot be assured representation the Board of Directors, the absence of cumulative voting may discourage accumulations of shares of the Company’s Common Stock or proxy contests that would result in changes in the Company's management.

Special Meetings. The Company’s Bylaws provide that special meetings of shareholders may be called by the Chairman of the Board, the Chief Executive Officer, the President, or by the Board of Directors. If a special meeting is not called by such persons or entities, shareholder proposals cannot be presented to the shareholders for action until the next annual meeting.

Preemptive Rights. The Company’s Articles of Incorporation do not provide for preemptive rights with respect to any shares which may be issued by the Company.

Capital Stock. The Company’s Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock and 5,000,000 shares of preferred stock. This provides the Board of Directors with flexibility to issue additional shares, without further shareholder approval except as expressly required by applicable stock exchange listing standards, for proper corporate purposes, including financings, acquisitions, stock dividends, stock splits, employee stock options and other appropriate purposes. However, issuance of additional authorized shares may also have the effect of impeding or deterring future attempts to gain control of the Company. Subject to certain restrictions established to protect the holders of the preferred shares, the Company’s Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates, dividend rights, and liquidation preferences, which could adversely affect the voting power of the holders of the Common Stock and discourage an attempt to acquire control of the Company. The Company’s Board of Directors has the power, to the extent consistent with its fiduciary duties, to issue preferred stock to persons friendly to management or otherwise in order to impede attempts by third parties to acquire voting control of the Company and to impede other transactions not favored by management.

Director Nominations. The Company’s Bylaws require a shareholder who intends to nominate a candidate for election to the Board of Directors at a shareholders’ meeting to give written notice to Company’s Secretary at least 50 days (but not more than 90 days) in advance of the date of the meeting at which such nomination will be made; provided, however, that if less than 60 days’ notice of the meeting is given to shareholders, such nominations must be delivered to the Company’s Secretary no later than the close of business on the 10th day following the day on which notice of the meeting was mailed.

Supermajority Voting Provisions. The Company’s Articles of Incorporation require the affirmative vote of 75% of the outstanding shares entitled to vote to approve a merger, combination, or other Business Combination (as defined in the Company’s Articles of Incorporation), unless the transaction is approved, prior to consummation, by the Board of Directors, by the vote of at least 75% of the Whole Board of Directors (as defined in the Company’s Articles of Incorporation) and, if the Business Combination is proposed by a Related Person (as defined in the Company’s Articles of Incorporation), by at least 75% of the Continuing Directors (as defined in the Company’s Articles of Incorporation) of the Board of Directors. This provision could tend to make the acquisition of the Company more difficult to accomplish without the cooperation or favorable recommendation of the Company’s Board of Directors. When evaluating such Business Combinations, the Board of Directors will consider (i) the social and economic effects of acceptance of such an offer on the Company’s depositors, borrowers, other customers, employees, and creditors of the Company and its subsidiaries, and on the communities in which the Company and its subsidiaries operate or are located; (ii) the Company’s ability, and the ability of its subsidiaries, to fulfill the objectives of a bank holding company and of commercial banking entities, as applicable, under applicable federal and state statutes and regulations; (iii) the business and financial condition and prospects and earnings prospects of the person or group proposing the combination, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the combination, and other likely financial obligations of such person or group, and the possible effect of such conditions and prospects upon the Company and its subsidiaries and the communities in which the Company and its subsidiaries are located; (iv) the competence, experience, and integrity of the person or group proposing the combination and its or their management; and (v) the prospects for successful conclusion of the proposed combination.

Change in Control Regulations. Federal law requires the approval of the Federal Reserve prior to any person or entity, or any persons or entities acting in concert, acquiring 10% or more of the Company’s common stock, and prior to certain other actions that are deemed pursuant to regulations of the Federal Reserve to constitute control. In addition, North Carolina law requires the approval of the Commissioner prior to acquiring control of a North Carolina bank.

Transfer Agent and Registrar

The transfer agent and registrar of the Company’s Common Stock is Broadridge Corporate Issuer Solutions, Inc.

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